                                                                  CORRESPONDENCE

VIA eMail and EDGAR

April 9, 2009

Ms. Ellen Sazzman, Senior Counsel
Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington, DC  20549-4644

RE:   Lincoln Variable Insurance Products Trust
      Post-Effective Amendment No. 53
      File Nos.:  811-08090 and 033-70742
      Date filed:  January 27, 2009
                                     -

Dear Ms. Sazzman:

         Following are my responses to your additional comments on the above referenced filing.

1. In the section entitled "Prior Performance of Comparable Accounts", clarify the language describing whether all accounts managed by Mondrian and Franklin that have investment objectives, policies and strategies that are substantially similar to the LVIP Global Income Fund are included in the respective composites.

         Response: The language has been clarified.

2. In the section entitled "Prior Performance of Comparable Accounts", disclose that composite results may have been different if the SEC calculation method had been used instead of the GIPS Standard.

         Response: Responsive disclosure has been added.

3. In the section entitled "Prior Performance of Comparable Accounts", clarify the first sentence of the fifth paragraph.

         Response: The language has been clarified.

4. In the section entitled "Prior Performance of Comparable Accounts", clarify in the first footnote of each composite table that returns were calculated "using" the GIPS Standard.

         Response: The language has been clarified.

5. In the section entitled "Prior Performance of Comparable Accounts", clarify in the first footnote of each composite table what is meant by "other expenses".

         Response: The language has been clarified.

6. In the "Management of the Funds" section, clarify that the advisory fee is a percentage of average daily net assets.

         Response: The language has been clarified.

7.       Tandy representations must be submitted.

         Response: In regards to the referenced filing, the Trust acknowledges the following:

        o The Trust is responsible for the adequacy and accuracy of the disclosure in the filing;
        o The action of the Commission or the Staff in declaring this filing effective does not foreclose the Commission from taking any action with respect to the filing; and
        o The Trust may not assert Staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

Please call me at 603-226-5706 with any further questions or comments. As always, thank you for your assistance.

Best Regards,


/s/ Craig Moreshead

Craig Moreshead
Senior Counsel

Subject to Completion Dated January 27, 2009

The information in this prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell nor does it seek an offer to buy these securities in any state where the offer or sale is not permitted.

                Lincoln Variable Insurance Products Trust

                     LVIP Global Income Fund

                Standard Class

                1300 South Clinton Street
                Fort Wayne, Indiana 46802


                Prospectus May 1, 2009

Each fund is a series of the Lincoln Variable lnsurance Products Trust (referred to as "fund") that sells its shares directly or indirectly to The Lincoln National Life Insurance Company and its affiliates (Lincoln Life). Lincoln Life holds the shares in its separate accounts to support variable annuity contracts and variable life contracts (contracts). We refer to a separate account as a variable account. Each variable account has its own prospectus that describes the account and the contracts it supports. You choose the fund or funds in which a variable account invests your contract assets. In effect, you invest indirectly in the fund(s) that you choose under the contract. This prospectus discusses the information about the fund that you should know before choosing to invest your contract assets in the fund. The fund will not be offered for sale through this prospectus until on or about May 4, 2009.


As with all mutual funds, the Securities and Exchange Commission (SEC) has not approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
-------------------------------------------------------------------------------

We have not authorized any dealer, salesperson, or any other person to give any information, or to make any representation, other than what this prospectus states.


                      [THIS PAGE INTENTIONALLY LEFT BLANK]


Fund Overview -
LVIP Global Income Fund
What are the fund's goals and main investment strategies?
The investment objective of the LVIP Global Income Fund (fund) is to seek current income consistent with the preservation of capital. The fund will be non-diversified as defined in the Investment Company Act of 1940. This objective is non-fundamental and may be changed without shareholder approval.


Under normal conditions, the fund invests mainly in fixed income securities of governments and their political subdivisions and agencies, supranational organizations, and companies located anywhere in the world, including emerging markets. A supranational is an entity established or financially supported by the national governments of one or more countries to promote reconstruction or development.

Fixed income securities represent an obligation of the issuer to repay a loan of money to it, and generally provide for the payment of interest. Fixed income securities may be of any maturity, and include bonds, notes, bills and debentures. Although the fund may buy bonds rated in any category, it focuses on investment grade bonds. These are issues rated in the top four rating categories by independent rating organizations such as Standard & Poors (S&P (Reg. TM)) or Moody's Investors Service (Moody's), or if unrated determined by the fund's sub-advisers to be of comparable quality. The fund may invest up to 25% of its assets in bonds that are rated below investment grade including high yield bonds (junk bonds) and bonds that are in default at time of purchase. Generally, lower rated securities pay higher yields than higher rated securities to compensate investors for the higher risk. The fund may invest a significant portion of its assets in emerging markets.

Lincoln Investment Advisors Corporation (LIA) serves as the investment adviser to the fund. LIA has selected Mondrian Investment Partners Limited (Mondrian) and Franklin Advisers, Inc. (Franklin) to serve as the fund's sub-advisers. Each sub-adviser is responsible for the day-to-day investment management of the portion of the fund's assets that LIA allocates to the sub-adviser. LIA may change the allocation at any time, and the percentage of each sub-adviser's share of the fund's assets may change over time. Each sub-adviser selects investments for its portion of the fund based on its own investment style and strategy. For more information regarding the investment adviser and sub-adviser, please refer to the General Prospectus Disclosure.


Mondrian's approach in selecting investments for the fund is oriented to country selection and is value driven. In selecting fixed-income instruments for the fund, Mondrian identifies those countries' fixed income markets that it believes will provide the United States domiciled investor the highest yield over a market cycle while also offering the opportunity for capital gain and currency appreciation. Mondrian conducts extensive fundamental research on a global basis, and it is through this effort that attractive fixed income markets are selected for investment. The core of the fundamental research effort is a value-oriented prospective real yield approach which looks at today's yield in each market and subtracts from it forecasted inflation for the next two years to identify value as a forward looking potential real yield. Comparisons of the values of different possible investments are then made. The higher the prospective real yield the higher the relative allocation and conversely the lower the prospective real yield the lower the allocation or even a zero allocation.


Franklin employs a research-driven approach focused on identifying potential sources of high current income worldwide and seeking to capitalize on global interest rate and currency trends. Franklin selects investments based upon its assessment of changing market, political and economic conditions. Franklin will consider various factors, including evaluation of interest and currency exchange rate changes and credit risks.

The fund may enter into derivative currency transactions, including forward currency contracts and cross currency forwards. A forward currency contract is an agreement to buy or sell a specific currency at a future date and at a price set at the time of the contract. Cross currency forwards are forward contracts to sell an amount of a foreign currency when the fund believes that foreign currency may suffer or enjoy a substantial movement against another foreign currency. A currency futures contract is a standardized contract for the future delivery of a specified amount of currency at a future date for a price set at the time of the contract. Mondrian intends to use forward currency contracts and cross currency forwards for hedging purposes. If a particular currency is expected to decrease against another currency, Mondrian may sell the currency expected to decrease and purchase a currency which is expected to increase against the currency sold in an amount approximately equal to some or all of the fund's portfolio holdings denominated in the currency sold. Franklin may use derivative currency transactions as a substitute for taking a position directly in the underlying asset or as part of a strategy designed to reduce exposure to hedge currency risks associated with portfolio securities or to generate income for the fund. Among the factors Franklin may consider in the use of derivatives are certain comparative characteristics of the derivative versus its underlying security/instrument, including but not limited to estimation of: relative liquidity and trading volume, relative potential investment return/yield and risk characteristics, differences in taxation and counterparty risk. The successful use of these transactions will usually depend on the ability of the sub-adviser to accurately forecast currency exchange rate movements.

Franklin may also enter into various other derivative strategies, including financial, index futures contracts, currency futures contracts, options on currencies and options on currency futures contracts. A financial futures contract is an agreement to buy or sell a specific security or securities at a specified date and price. In addition, Franklin may invest in swap agreements which may include interest


                                                                             A-1


rate, index, total return, currency and credit default swaps for the purpose of attempting to obtain a desired return at a lower cost to the fund than if the fund had invested directly in an instrument that yielded that desired return. Swap agreements are contracts between the fund and, typically, a brokerage firm or other institutional buyer for periods ranging from a few days to more than a year, in which the two parties agree to exchange the returns (or differentials in rates of return) earned or realized on a particular set dollar or other currency value of predetermined investments or instruments. Interest rate futures and swaps may be used to implement views on interest rates, quickly adjust portfolio duration or efficiently handle cash flows. Total return swaps can also be used to quickly add or reduce bond market exposure.

In response to market, economic, political or other conditions, the fund may temporarily use a different investment strategy for defensive purposes. If the fund does so, different factors could affect fund performance and the fund may not achieve its investment objective.

What are the main risks of investing in the fund?


Investing in any mutual fund involves risks, including the risk that you may lose part or all of the money you invest. Investing in foreign debt obligations involves additional risks not present when investing in U.S. securities. Foreign currency fluctuations or economic or financial instability could cause the value of the fund's investment and, therefore, the value of the fund's shares to fluctuate, and you could lose money. Since the fund is non-diversified, and, as a result may invest a greater portion of its assets in a particular issuer than a diversified fund, the fund's value may decrease because of a single investment or a small number of investments.


Interest rate risk is the risk that the value of the debt obligations held by the fund and therefore, the value of the fund's shares held under your contract will fluctuate with changes in interest rates. As a general matter, the value of the debt obligations held by the fund and, therefore, the value of the fund's shares will fluctuate with changes in interest rates. These fluctuations can be greater for debt obligations with longer maturities. Generally, when interest rates rise, debt obligations decline in value, and when interest rates fall, debt obligations increase in value.

Credit risk is the risk that the issuer of the debt obligation will be unable to make interest or principal payments on time. A debt obligations credit rating reflects the credit risk associated with that debt obligation. Higher-rated debt obligations involve lower credit risks than lower-rated debt obligations. Generally, credit risk is higher for corporate and foreign government debt obligations than for U.S. government securities, and higher still for debt rated below investment grade (junk bonds). The value of the debt obligations held by the fund and, therefore, the value of the fund's shares will fluctuate with the changes in the credit ratings of the debt obligations held. Generally, a decrease in an issuer's credit rating will cause that issuer's outstanding debt obligations to fall in value. The issuer may also have increased interest payments, as issuers with lower credit ratings generally have to pay higher interest rates to borrow money. As a result, the issuer's future earnings and profitability could also be negatively affected. This could further increase the credit risks associated with that debt obligation.

If debt obligations held by the fund are assigned a lower credit rating, the value of these debt obligations and therefore, the value of the fund's shares could fall, and you could lose money. Because the fund also invests in medium- and lower- grade U.S. fixed-income and international debt obligations, the fund involves more risk than that normally associated with a bond fund that only invest in high-quality corporate bonds. Additionally, because a small percentage of the debt obligations held by the fund are high yield bonds issued by U.S. and foreign issuers, investing in the fund also involves additional risks. These bonds are often considered speculative and involve significantly higher credit risk as well as being more likely to experience significant fluctuation in value due to changes in the issuer's credit rating. The value of these bonds may fluctuate more than the value of higher-rated debt obligations, and may decline significantly in periods of general economic difficulty or periods of rising interest rates. The secondary market for high yield bonds may not be as liquid as the secondary market for more highly rated bonds, which may affect the fund's ability to sell a particular bond at a satisfactory price or to meet its liquidity needs.


Further, the amount of current income generated by the fund depends on the types of debt obligations held and changes in current interest rates. During extended periods of falling interest rates, the fund will earn reduced income on new investments, and therefore the fund's income maybe lower. Conversely, during extended periods of rising interest rates, the fund will earn increased income on new investments, and the fund's income maybe higher. As discussed above, however, the value of the debt obligations held by the fund is also affected by changes in interest rates. Accordingly, while periods of rising interest rates could produce increased income, the value of the fund's shares could also fall during such periods.

Investing in the securities of issuers with significant operations outside the U.S., including foreign governments and their agencies, also involves the risk of loss from foreign government or political actions. These actions might range from changes in tax or trade statutes to governmental collapse and war. For example, a foreign government might impose a heavy tax on a company, withhold the company's payment of interest or dividends, expropriate the assets of a company, or nationalize it, limit the fund's ability to convert the local currency on the sale of an investment, or bar the fund's withdrawal of assets from the country.

Investing in foreign issuers also involves risks resulting from the reduced availability of public information concerning issuers and the fact that foreign issuers generally are not subject to uniform accounting, auditing, and financial reporting standards or to other regulatory practices and requirements comparable to those applicable to U.S. issuers. The value of investments in foreign securities may go

A-2


down because of unfavorable foreign government actions, or political instability. Also, a decline in the value of foreign currencies relative to the U.S. dollar will reduce the value of securities denominated in those currencies. Further, the volume of securities transactions affected on foreign markets in most cases remains appreciably below that of the U.S. markets. Accordingly, the fund's foreign investments may be less liquid and their prices may be more volatile than comparable investments in securities of U.S. issuers. Each of these risks is more severe for securities of issuers in emerging market countries.

As a general matter, risk of loss is typically higher for issuers in emerging markets which are located in less developed or developing countries. Emerging market countries may have unstable governments, economies based on only a few industries and securities markets that trade a small number of securities. Securities of issuers located in these countries tend to have volatile prices and may offer significant potential for loss as well as gain.

Currency management strategies, including cross-hedging, may substantially change the fund's exposure to currency exchange rates and could result in losses to the fund if currencies do not perform as the sub-adviser expects. In addition, currency management strategies, to the extent that they reduce the fund's exposure to currency risks, may also reduce the fund's ability to benefit from favorable changes in currency exchange rates. Currency forwards and cross currency forwards may result in net short currency exposures. There is no assurance that the sub-adviser's use of currency management strategies will benefit the fund or that they will be, or can be, used at appropriate times. Furthermore, there may not be perfect correlation between the amount of exposure to a particular currency and the amount of securities in the portfolio denominated in that currency.

The fund's use of derivative instruments involves risks different from, or possibly greater than the risks associated with investing directly in securities and other traditional investments. Futures, forward contracts, and swaps are considered derivative instruments since their value depends on the value or performance of an underlying asset or reference instrument. Their successful use may depend on the sub-adviser's ability to predict market movements. The prices of derivative instruments may move in unexpected ways, especially in unusual market conditions. Some derivatives are particularly sensitive to changes in interest rates. Some derivative instruments are "leveraged" and therefore may magnify or otherwise increase investment losses. Other risks arise from the potential inability to terminate or sell positions in derivative transactions. A liquid secondary market may not always exist for the fund's positions in derivative transactions at any time. In fact, many over-the-counter instruments (investments not traded on an exchange) will not be liquid. Over-the-counter instruments also involve the risk that the other party to the derivative transaction will not meet its obligations. These techniques could result in a loss if the counterparty to the transaction dos not perform as promised.

How has the fund performed?


The fund commenced operations on May 4, 2009. Once the fund has at least one calendar year of performance, a bar chart and performance table will be included in the prospectus. Please note that the past performance of the fund is not necessarily an indication of how the fund will perform in the future.


Fees and Expenses


The following table describes the fees and expenses that are incurred if you buy, hold, or sell Standard Class shares of the fund. This table does not reflect any variable contract expenses. If reflected, the expenses shown would be higher.


Shareholder Fees (fees paid by the investor directly)
 Sales Charge (Load) Imposed on Purchases                                             N/A
 Deferred Sales Charge (Load)                                                         N/A
 Maximum Sales Charge (Load) Imposed on Reinvested Dividends                          N/A
 Redemption Fee                                                                       N/A
 Exchange Fee                                                                         N/A
 Account Maintenance Fee                                                              N/A
Annual Fund Operating Expenses (expenses that are deducted from fund assets)
 Management Fee                                                                      0.65%
 Distribution and/or Service (12b-1) fees                                            0.00%
 Other Expenses1                                                                     0.19%
 Total Annual Fund Operating Expenses                                                0.84%
 Less Fee Waiver and Expense Reimbursement2,3                                       (0.09%)
 Net Expenses                                                                        0.75%

1 Other expenses are based on estimated amounts for the current fiscal year.

                                                                             A-3



2 LIA has contractually agreed to reimburse the fund's Standard Class to the extent that the Total Annual Fund Operating Expenses exceed 0.75% of average daily net assets. The agreement will continue at least through April 30, 2010 and renew automatically for one-year terms unless LIA provides written notice of termination to the fund.

3 LIA has contractually agreed to waive 0.05% of its advisory fee for the fund.
  The fee waiver will continue at least through April 30, 2010, and renew automatically for one-year terms unless LIA provides written notice of termination to the fund.

The following example helps you compare the cost of investing in the fund with the cost of investing in other mutual funds. The example illustrates the hypothetical expenses that you would incur over the time periods indicated if you invest $10,000 in the fund's shares. The example also assumes that the fund provides a return of 5% a year and that operating expenses remain the same. This example reflects the net operating expenses with expense waivers for the one-year contractual period and the total operating expenses without expense waivers for years two through ten. Your actual costs may be higher or lower than this example. This example does not reflect any variable contract expenses. If reflected, the expenses shown would be higher. The results apply whether or not you redeem your investment at the end of the given period.



 1 year   3 years   5 years1   10 years1
-------- --------- ---------- ----------
   $77      $259   N/A        N/A


1 Only one-year and three-year expenses are shown since the fund is new. The fund will have expenses beyond year three.

A-4


Prior Performance of Comparable Accounts


When a new fund is added to the Lincoln Variable Insurance Products Trust, such as the LVIP Global Income Fund, comparable account presentation is generally shown in the prospectus for two years. Performance of comparable accounts shows you how a substantially similar account (or composite of substantially similar accounts), managed by the applicable sub-adviser, has performed in the past over a longer period of time. It does not show you how the fund has performed or will perform.


All composite results are asset weighted and calculated monthly. Quarterly and annual composite performance figures are computed by linking monthly returns. Performance figures for each account are calculated monthly. Monthly market values include income accruals.

The overall performance of, and sales loads charged by, the mutual funds and their expenses reflected in each presentation, other than those funds sponsored by the respective fund sub-advisers (non-proprietary funds), have been provided by the sponsors or administrators for such funds and are not within the control of and have not been independently verified by the fund sub-adviser, Lincoln Life or LIA.


The following charts do not show you the performance of the LVIP Global Income Fund - it shows the historical performance of similar accounts managed by Mondrian (International Fixed Income Unhedged Composite) and Franklin (Franklin Templeton Global Bond Plus Composite).

The performance presentation shown below relates to accounts in the Mondrian and Franklin Composites that have investment objectives, policies, and strategies that are substantially similar to those of the LVIP Global Income Fund. The Mondrian and Franklin Composites include all accounts managed by Mondrian and Franklin that have substantially similar investment objectives, policies and strategies as those of the LVIP Global Income Fund. Performance information has been provided by the applicable sub-advisers and is not within the control of and has not been independently verified by Lincoln Life or LIA.

The performance of the Mondrian International Fixed Income Unhedged Composite and Franklin Templeton Global Bond Plus Composite is intended to show the historical track records of the sub-advisers and is not intended to imply how the LVIP Global Income Fund has performed or will perform. Total returns represent past performance of the respective composites and not the LVIP Global Income Fund. Variable insurance, separate account and contract charges are not reflected in the composites. If such charges were reflected, the performance shown would be lower.

Mondrian International Fixed Income Unhedged Composite



                                                               For periods ended 12/31/08
                                                              ----------------------------
                                                               1 year   5 years   10 years
                                                              -------- --------- ---------
  Mondrian International Fixed Income Unhedged Composite 1,2  11.39%   6.18%     6.85%
          Citigroup World Government Bond Index non-US 3      10.10%   5.97%     5.59%



1 Composite results reflect deduction of investment advisory fees and are calculated by deducting a quarterly indicative fee from the quarterly composite return. The indicative fee is defined as being the effective rate (or average weighted fee) at the composite minimum account size. The LVIP Global Income Fund's fees and expenses are generally expected to be higher than those reflected in this composites, which would reduce performance. Portfolio returns are calculated net of irrevocable withholding tax on dividend income. The composite also reflects transaction costs, but does not include custody fees, 12b-1 fees or other expenses normally paid by mutual funds that are unrelated to the investment management services provided by an adviser. If these expenses were included, returns would be lower. The returns were calculated using the Global Investment Performance Standards (GIPS (Reg. TM)) from 1993 through the present. Results may have been different if the SEC method of calculating total return had been used instead of the GIPS (Reg. TM) Standard.

2 Mondrian is a value-oriented defensive manager seeking to achieve high real returns for its clients. Mondrian invests in bond markets on a relative basis according to their comparative prospective real yields. Mondrian's composite includes U.S. dollar based discretionary fee paying portfolios, measured against the Citigroup (formally Salomon Smith Barney) Non-U.S. World Global Government Bond Index gross of US withholding taxes. The portfolios are invested in international bonds and are allowed no more than 5% in emerging markets debt.

3 Citigroup World Government Bond Index non-US is a market capitalization weighted index consisting of the government bond markets of the following countries: Australia, Austria, Belgium, Canada, Denmark, Finland, France, Germany, Greece, Ireland, Italy, Japan, Malaysia, the Netherlands, Norway, Poland, Portugal, Singapore, Spain, Sweden, Switzerland, and the United Kingdom. Country eligibility is determined based on market capitalization and investability criteria. All issues have a remaining maturity of at least one year.


Franklin Templeton Global Bond Plus Composite



                                                        For periods ended 12/31/08
                                                      ------------------------------
                                                        1 year    5 years   10 years
                                                      ---------- --------- ---------
  Franklin Templeton Global Bond Plus Composite 1,2       6.73%  8.28%     8.88%
     Citigroup World Government Bond Index non-US 3      10.10%  5.97%     5.59%



1 Composite results show performance after actual advisory fees and operating expenses charged to the accounts in the composite have been deducted. The LVIP Global Income Fund's fees and expenses are generally expected to be higher than those reflected in this composite, which would reduce performance. The composite


                                                                             A-5



 also reflects transaction costs, but does not include custody fees, 12b-1 fees or other expenses normally paid by mutual funds that are unrelated to the investment management services provided by an adviser. If these expenses were included, returns would be lower. The returns were calculated using the Global Investment Performance Standards (GIPS (Reg. TM)) from 2000 through present. Performance presented prior to that date is not in compliance as documentation supporting the inclusion of accounts in composites constructed prior to that date may not be readily available for some accounts. Results may have been different if the SEC method of calculating total return had been used instead of the GIPS (Reg. TM) Standard.


2 Franklin Templeton's composite consists of all portfolios managed on a fully discretionary basis with an investment objective that seeks to achieve above average total return by investing primarily in global government securities, with flexibility to have a significant exposure to Asia and to other emerging market countries. The portfolio may invest a portion in below investment grade bonds (rated BBB or below). The strategy regularly takes tactical exposure to various foreign currencies, including through the use of foreign currency forward contacts and, to a lesser degree, currency options. The strategy may use interest rate swaps, but does so only infrequently. The base currency of the composite is US Dollars.


3 Citigroup World Government Bond Index non-US measures is a market capitalization weighted index consisting of the government bond markets of the following countries: Australia, Austria, Belgium, Canada, Denmark, Finland, France, Germany, Greece, Ireland, Italy, Japan, Malaysia, the Netherlands, Norway, Poland, Portugal, Singapore, Spain, Sweden, Switzerland, and the United Kingdom. Country eligibility is determined based on market capitalization and investability criteria. All issues have a remaining maturity of at least one year.


A-6


Management of the Funds
The funds' business and affairs are managed under the direction of their board of trustees. The board of trustees has the power to amend the funds' bylaws, to declare and pay dividends, and to exercise all the powers of the funds except those granted to the shareholders.


Manager of Managers. The funds employ a "manager of managers" structure. In this regard, the funds have received an exemptive order from the SEC (Release No. IC-27512) to permit the funds' investment adviser, without further shareholder approval,to enter into and materially amend a sub-advisory agreement with a sub-adviser upon approval of the Trust's Board of Trustees. The SEC order is subject to certain conditions. For example,within 90 days of the hiring of any new sub-adviser, shareholders will be furnished with information that would be included in a proxy statement regarding the new sub-adviser. Moreover, the funds' adviser will not enter into a sub-advisory agreement with any affiliated sub-adviser without shareholder approval. The adviser has ultimate responsibility (subject to Board oversight) to oversee sub-advisers and to recommend their hiring, termination, and replacement.


Investment Adviser and Sub-Advisers: Lincoln Investment Advisors Corporation
(LIA), is the investment adviser to the funds. LIA is a registered investment adviser and wholly-owned subsidiary of Lincoln National Corporation (LNC). Its address is 1300 South Clinton Street, Fort Wayne, IN 46802. LIA (or its predecessors) has served as an investment adviser to mutual funds for over 20 years.

LNC is a publicly-held insurance holding company organized under Indiana law. Through its subsidiaries, LNC provides, on a national basis, insurance and financial services.

Certain of the funds use sub-advisers who are responsible for the day-to-day management of the fund's securities investments. Any sub-adviser to a fund, where applicable, is paid out of the fees paid to the adviser.

The following chart lists each fund's investment adviser, sub-adviser, and portfolio manager. The funds' SAI provides additional information about the portfolio managers' compensation, other accounts managed by the portfolio managers, and the portfolio managers' ownership of securities in the funds.


Fund                      Investment Adviser, Sub-Advisers and Portfolio Managers
========================= ===================================================================================================
LVIP Global Income Fund   Adviser: LIA (advisory fee is 0.60% of average daily net assets, which is net of fee waivers)

                          Sub-Adviser: Mondrian Investment Partners Limited, Fifth Floor, 10 Gresham Street, London
                          EC2V 7JD, United Kingdom. Mondrian has been registered as an investment adviser with the
                          SEC since 1990, and provides investment advisory services primarily to institutional accounts and mutual funds in global and international equity and fixed income markets.

                          Portfolio Manager(s):Christopher Moth and David Wakefield are responsible for the day-to-day management of the fund. Mr. Moth has been with Mondrian since 1992, where he is a Director and Chief Investment Officer for Global Fixed Income and Currency. Mr Moth also chairs the
                          Global Fixed Income and Currency Committee meetings. Mr. Wakefield has been with
                          Mondrian since 2001, where he is currently a Senior Portfolio Manager for the Global Fixed
                          Income and Currency Committee.

                          Sub-Adviser: Franklin Advisers, Inc., One Franklin Parkway, San Mateo, CA 94403-1906. Net
                          assets under the management of the Franklin organization was approximately $416 billion as of December 31, 2008.

                          Portfolio Manager(s): Michael Hastentab PH.D is Senior Vice President of Franklin Templeton
                          Fixed Income Group and is the lead portfolio manager of the fund. He is also has been the lead portfolio manager of the Templeton Global Bond Fund since 2001. He has primary responsibil-
                          ity for the investments of the fund. He has final authority over all aspects of the fund's invest-
                          ment portfolio, including risk assessment, and the management of daily cash balances in accordance with anticipated management requirements. The degree to which he may perform these functions, and the nature of these functions, may change from time to time. Dr.
                          Hasenstab first joined Franklin Templeton Investments in 1995, rejoining again in 2001 after a three-year leave to obtain his Ph.D.


                                                                           GPD-1


Some of the funds using sub-advisers have names, investment objectives and investment policies that are very similar to certain publicly available mutual funds that are managed by these same sub-advisers. These funds will not have the same performance as those publicly available mutual funds. Different performance will result from many factors, including, but not limited to, different cash flows into and out of the funds, different fees, and different asset levels.

A discussion regarding the basis for the Trust's board of trustees approving the investment advisory and sub-advisory contracts for the funds will be available in the semi-annual report to shareholders for the six month period ended [June 30, 2008.]

Net Asset Value
The fund determines its net asset value per share (NAV) as of close of regular trading (normally 4:00 p.m., New York time) on the New York Stock Exchange
(NYSE) on each day the NYSE is open for trading. The fund determines its NAV by:
  o  adding the values of all securities investments and other assets;
  o  subtracting liabilities (including dividends payable); and
  o  dividing by the number of shares outstanding.

The fund's securities may be traded in other markets on days when the NYSE is closed. Therefore, the fund's NAV may fluctuate on days when you do not have access to the fund to purchase or redeem shares.

The fund typically values its securities investments as follows:

  o equity securities, at their last sale prices on national securities exchanges or over-the-counter, or, in the absence of recorded sales, at the mean between the bid and asked prices on exchanges or over-the-counter; and
  o U.S. Government and Agency securities, at the mean between the bid and asked prices, and other debt securities, at the price established by an independent pricing service; and

  o fixed income securities with a maturity of less than sixty days are priced at amortized cost.


In certain circumstances, the fund may value its portfolio securities at fair value as estimated in good faith under procedures established by the fund's board of trustees. When the fund uses fair value pricing, it may take into account any factors it deems appropriate. The price of securities used by the fund to calculate its NAV may differ from quoted or published prices for the same securities. Fair value pricing may involve subjective judgments, and it is possible that the fair value determined for a security is materially different than the value that could be realized upon the sale of that security.


The fund anticipates using fair value pricing for securities primarily traded on U.S. exchanges only under very limited circumstances, such as the unexpected early closing of the exchange on which a security is traded or suspension of trading in the security. The fund may use fair value pricing more frequently for securities primarily traded in non-U.S. markets because, among other things, most foreign markets close well before the fund values its securities, normally at 4:00 p.m. Eastern time. The earlier close of these foreign markets gives rise to the possibility that significant events, including broad market moves, may have occurred in the interim. To account for this, the fund may frequently value many foreign equity securities using fair value prices based on third party vendor modeling tools to the extent available.

Share Classes
The fund offers two classes of shares: the Standard Class and the Service Class. The two classes of shares are identical, except that Service Class shares are subject to a distribution (Rule 12b-1) fee, which is described in the prospectus offering Service Class shares. This prospectus only offers Standard Class shares.

Purchase and Redemption of Fund Shares
The fund sells its shares directly or indirectly to The Lincoln National Life Insurance Company (Lincoln Life), Lincoln Life & Annuity Company of New York
(LNY), and other insurance companies. The insurance companies hold the fund shares in separate accounts (variable accounts) that support various variable annuity contracts and variable life insurance contracts.

The fund sells and redeems its shares, without charge, at their NAV next determined after the fund or its agent receives a purchase or redemption request. The value of shares redeemed may be more or less than original cost.

The fund normally pays for shares redeemed within seven days after the fund receives the redemption request. However, a fund may suspend redemption or postpone payment for any period when (a) the NYSE closes for other than weekends and holidays; (b) the SEC restricts trading on the NYSE; (c) the SEC determines that an emergency exists, so that a fund's disposal of investment securities, or determination of net asset value is not reasonably practicable; or (d) the SEC permits, by order, for the protection of fund shareholders.

GPD-2


LIA and its affiliates, including Lincoln Financial Distributors, Inc. ("LFD") and/or the fund's sub-adviser, may pay additional compensation (at their own expense and not as an expense of the fund) to certain affiliated or unaffiliated brokers, dealers, or other financial intermediaries (collectively, "financial intermediaries") in connection with the sale or retention of fund shares or insurance products that contain the fund and/or shareholder servicing ("distribution assistance"). The level of payments made to a qualifying financial intermediary in any given year will vary. To the extent permitted by SEC and NASD rules and other applicable laws and regulations, LFD may pay or allow its affiliates to pay other promotional incentives or payments to financial intermediaries.

If a mutual fund sponsor, distributor or other party makes greater payments to your financial intermediary for distribution assistance than sponsors or distributors of other mutual funds make to your financial intermediary, your financial intermediary and its salespersons may have a financial incentive to favor sales of shares of the mutual fund complex making the higher payments over another mutual fund complex or over other investment options. You should consult with your financial intermediary and review carefully any disclosure provided by such intermediary as to compensation it receives in connection with investment products it recommends or sells to you. In certain instances, the payments could be significant and may cause a conflict of interest for your financial intermediary. Any such payments will not change the net asset value or the price of the fund's shares, as such payments are not made from fund assets.

For more information, please see the Statement of Additional Information.


Market Timing
Frequent, large, or short-term transfers among the funds, such as those associated with "market timing" transactions, may adversely affect the funds and their investment returns. Such transfers may dilute the value of fund shares, interfere with the efficient management of the fund's portfolio, and increase brokerage and administrative costs of the funds. As a result, the funds discourage such trading activity. The risks of frequent trading are more pronounced for funds investing a substantial percentage of assets in overseas markets. This is due to the time differential in pricing between U.S. and overseas markets, which market timers attempt to use to their advantage. As an effort to protect our fund investors and the funds from potentially harmful trading activity, we utilize certain market timing policies and procedures that have been approved by the fund's board of trustees (the "Market Timing Procedures").

The fund reserves the right to reject or restrict any purchase order (including exchanges) from any investor. The fund will exercise this right if, among other things, an investor's trading, in the judgment of the fund, has been or may be disruptive to any fund. In making this judgment, a fund may consider trading done in multiple accounts under common ownership or control.

The fund has entered into an agreement with each insurance company that holds fund shares to help detect and prevent market timing in the fund's shares. The agreement generally requires such insurance company to (i) provide, upon request by the fund, certain identifying and account information regarding contract owners who invest in fund shares through the omnibus account; and (ii) execute instructions from the fund to restrict further purchases or exchanges of fund shares by a contract owner who the fund has identified as a market timer.

The fund may rely on frequent trading policies established by the insurance companies that hold shares of the fund in separate accounts to support the insurance contracts. In the event the fund detects potential market timing, the fund will contact the applicable insurance company. In addition to any action take by the applicable insurance company in response to such market timing activity, the fund may request that the insurance company take additional action, if appropriate, based on particular circumstances..


Fund investors seeking to engage in frequent, large, or short-term transfer activity may deploy a variety of strategies to avoid detection. Our ability to detect and deter such transfer activity may be limited by operational systems and technological limitations. The identification of fund investors determined to be engaged in such transfer activity that may adversely affect other fund investors involves judgments that are inherently subjective.

As a result of these noted limitations, there is no guarantee that the fund will be able to identify possible market timing activity or that market timing will not occur in the fund. If we are unable to detect market timers, you may experience dilution in the value of your fund shares and increased brokerage and administrative costs in the fund. This may result in lower long-term returns for your investments.

In our sole discretion, we may revise our Market Timing Procedures at any time without prior notice as necessary to better detect and deter frequent, large, or short-term transfer activity to comply with state or federal regulatory requirements, and/or to impose additional or alternate restrictions on market timers (such as dollar or percentage limits on transfers). We also reserve the right to implement and administer redemption fees imposed by the fund in the future.

Insurance company sponsors of your contract may impose transfer limitations and other limitations designed to curtail market timing. Please refer to the prospectus and SAI for your variable annuity or variable life contract for details.

                                                                           GPD-3


Portfolio Holdings Disclosure
A description of the fund's policies and procedures with respect to the disclosure of the fund's portfolio securities is available in the Statement of Additional Information.

Distributions and Federal Income Tax Considerations
The fund's policy is to distribute substantially all of its net investment income and net realized capital gains each year to its shareholders. The fund may distribute net realized capital gains only once a year. Dividends and capital gain distributions will be automatically reinvested in additional fund shares of the same class of the fund at no charge.

Since all the shares of the fund are owned directly or indirectly by Lincoln Life and LNY, this prospectus does not discuss the federal income tax consequence at the shareholder level. For information concerning the federal income tax consequences to owners of variable annuity contracts or variable life insurance contracts (contract owners), see the prospectus for the variable account.


Impact to Funds from Profile Fund Investments


The fund may accept investments from the Profile Funds and Target Maturity Profile Funds, other investment series of the Trust, each of which operates as a fund of funds. The "fund of funds" structure operates in reliance on the federal securities laws and rules adopted thereunder which generally permit a fund to sell its shares to other affiliated funds and non-affiliated funds within strict percentage limitations. From time to time, the fund may experience large investments or redemptions due to allocations or rebalancings by the Profile Funds and Target Maturity Profile Funds. While it is impossible to predict the overall impact of these transactions over time, there could be adverse effects on the fund's portfolio management. For example, the fund may be required to sell securities or invest cash at times when it would not otherwise do so. These transactions could also increase transaction costs or portfolio turnover.

GPD-4


Financial Highlights
The LVIP Global Income Fund was not available for investment as of the date of this Prospectus. As a result there are no financial highlights available for this fund.

General Information

You may examine the registration statements for this fund at the SEC in Washington, D.C. Statements made in the prospectus about any variable annuity contract, variable life insurance contract, or other document referred to in a contract, are not necessarily complete. In each instance, we refer you to the copy of that contract or other document filed as an exhibit to the related registration statement. We qualify each statement in all respects by that reference.


The use of the fund by both annuity and life insurance variable accounts is called mixed funding. Due to differences in redemption rates, tax treatment, or other considerations, the interests of contract owners under the variable life accounts may conflict with those of contract owners under the variable annuity accounts. Violation of the federal tax laws by one variable account investing in the fund could cause the contracts funded through another variable account to lose their tax-deferred status, unless remedial action was taken. The fund's board of trustees will monitor for any material conflicts and determine what action, if any, the fund or a variable account should take.

A conflict could arise that requires a variable account to redeem a substantial amount of assets from the fund. The redemption could disrupt orderly portfolio management to the detriment of those contract owners still investing in the fund. Also, the fund could determine that it has become so large that its size materially impairs investment performance. The fund would then examine its options.


You can find additional information in the fund's statement of additional information (SAI), which is on file with the SEC. The fund incorporates its SAI, dated May 1, 2009, into its prospectus. The fund will provide a free copy of its SAI upon request.


You can find further information about the fund's investments in the fund's annual and semi-annual reports to shareholders, when available. The annual report discusses the market conditions and investment strategies that significantly affected the fund's performance during its last fiscal year. The fund will provide a free copy of its annual and semi-annual report upon request, when available.

The Trust will issue unaudited semi-annual reports showing current investments and other information; and annual financial statements audited by the Trust's independent auditors. For an SAI, annual or semi-annual report, either write The Lincoln National Life Insurance Company, P.O. Box 2340, Fort Wayne, Indiana 46801, or call 1-800-4LINCOLN (454-6265). Also call this number to request other information about the fund, or to make inquiries. The Trust does not maintain an internet website.


You can review and copy information about the fund (including the SAI) at the SEC's public reference room in Washington, D.C. You can get information on the operation of the public reference room by calling the SEC at 1-202-551-8090. You can also get reports and other information about the fund on the EDGAR Database on the SEC's Internet site at http://www.sec.gov. You can get copies of this information, after paying a duplicating fee, by writing the SEC Public Reference Section, Washington, D.C. 20549-0102, or by electronic request at the following e-mail address: publicinfo@sec.gov.


                             SEC File No: 811-08090

                                                                           GPD-5


                      [THIS PAGE INTENTIONALLY LEFT BLANK]

Subject to Completion Dated January 27, 2009

The information in this prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell nor does it seek an offer to buy these securities in any state where the offer or sale is not permitted.

                Lincoln Variable Insurance Products Trust

                     LVIP Global Income Fund

                Service Class

                1300 South Clinton Street
                Fort Wayne, Indiana 46802

                Prospectus May 1, 2009

Each fund is a series of the Lincoln Variable lnsurance Products Trust (referred to as "fund") that sells its shares directly or indirectly to The Lincoln National Life Insurance Company and its affiliates (Lincoln Life). Lincoln Life holds the shares in its separate accounts to support variable annuity contracts and variable life contracts (contracts). We refer to a separate account as a variable account. Each variable account has its own prospectus that describes the account and the contracts it supports. You choose the fund or funds in which a variable account invests your contract assets. In effect, you invest indirectly in the fund(s) that you choose under the contract. This prospectus discusses the information about the fund that you should know before choosing to invest your contract assets in the fund. The fund will not be offered for sale through this prospectus until on or about May 4, 2009


As with all mutual funds, the Securities and Exchange Commission (SEC) has not approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
-------------------------------------------------------------------------------

We have not authorized any dealer, salesperson, or any other person to give any information, or to make any representation, other than what this prospectus states.


                      [THIS PAGE INTENTIONALLY LEFT BLANK]


Fund Overview -
LVIP Global Income Fund
What are the fund's goals and main investment strategies?
The investment objective of the LVIP Global Income Fund (fund) is to seek current income consistent with the preservation of capital. The fund will be non-diversified as defined in the Investment Company Act of 1940. This objective is non-fundamental and may be changed without shareholder approval.


Under normal conditions, the fund invests mainly in fixed income securities of governments and their political subdivisions and agencies, supranational organizations, and companies located anywhere in the world, including emerging markets. A supranational organization is an entity established or financially supported by the national governments of one or more countries to promote reconstruction or development.

Fixed income securities represent an obligation of the issuer to repay a loan of money to it, and generally provide for the payment of interest. Fixed income securities may be of any maturity, and include bonds, notes, bills and debentures. Although the fund may buy bonds rated in any category, it focuses on investment grade bonds. These are issues rated in the top four rating categories by independent rating organizations such as Standard & Poors (S&P (Reg. TM)) or Moody's Investors Service (Moody's), or if unrated determined by the fund's sub-advisers to be of comparable quality. The fund may invest up to 25% of its assets in bonds that are rated below investment grade including high yield bonds (junk bonds) and bonds that are in default at time of purchase. Generally, lower rated securities pay higher yields than higher rated securities to compensate investors for the higher risk. The fund may invest a significant portion of its assets in emerging markets.

Lincoln Investment Advisors Corporation (LIA) serves as the investment adviser to the fund. LIA has selected Mondrian Investment Partners Limited (Mondrian) and Franklin Advisers, Inc. (Franklin) to serve as the fund's sub-advisers. Each sub-adviser is responsible for the day-to-day investment management of the portion of the fund's assets that LIA allocates to the sub-adviser. LIA may change the allocation at any time, and the percentage of each sub-adviser's share of the fund's assets may change over time. Each sub-adviser selects investments for its portion of the fund based on its own investment style and strategy. For more information regarding the investment adviser and sub-adviser, please refer to the General Prospectus Disclosure.


Mondrian's approach in selecting investments for the fund is oriented to country selection and is value driven. In selecting fixed-income instruments for the fund, Mondrian identifies those countries' fixed income markets that it believes will provide the United States domiciled investor the highest yield over a market cycle while also offering the opportunity for capital gain and currency appreciation. Mondrian conducts extensive fundamental research on a global basis, and it is through this effort that attractive fixed income markets are selected for investment. The core of the fundamental research effort is a value-oriented prospective real yield approach which looks at today's yield in each market and subtracts from it forecasted inflation for the next two years to identify value as a forward looking potential real yield. Comparisons of the values of different possible investments are then made. The higher the prospective real yield the higher the relative allocation and conversely the lower the prospective real yield the lower the allocation or even a zero allocation.


Franklin employs a research-driven approach focused on identifying potential sources of high current income worldwide and seeking to capitalize on global interest rate and currency trends. Franklin selects investments based upon its assessment of changing market, political and economic conditions. Franklin will consider various factors, including evaluation of interest and currency exchange rate changes and credits risks.

The fund may enter into derivative currency transactions, including forward currency contracts and cross currency forwards. A forward currency contract is an agreement to buy or sell a specific currency at a future date and at a price set at the time of the contract. Cross currency forwards are forward contracts to sell an amount of a foreign currency when the fund believes that foreign currency may suffer or enjoy a substantial movement against another foreign currency. A currency futures contract is a standardized contract for the future delivery of a specified amount of currency at a future date for a price set at the time of the contract. Mondrian intends to use forward currency contracts and cross currency forwards for hedging purposes. If a particular currency is expected to decrease against another currency, Mondrian may sell the currency expected to decrease and purchase a currency which is expected to increase against the currency sold in an amount approximately equal to some or all of the fund's portfolio holdings denominated in the currency sold. Franklin may use derivative currency transactions as a substitute for taking a position directly in the underlying asset or as part of a strategy designed to reduce exposure to hedge currency risks associated with portfolio securities or to generate income for the fund. Among the factors that Franklin may consider in the use of derivatives are certain comparative characteristics of the derivative versus its underlying security/instrument, including but not limited to, estimation of: relative liquidity and trading volume, relative potential investment return/yield and risk characteristics, differences in taxation and counterparty risk. The successful use of these transactions will usually depend on the ability of the sub-adviser to accurately forecast currency exchange rate movements.

Franklin may also enter into various other derivative strategies, including financial, index futures contracts, currency futures contracts, options on currencies and options on currency futures contracts. A financial futures contract is an agreement to buy or sell a specific


                                                                             A-1



security or securities at a specified date and price. In addition, Franklin may invest in swap agreements which may include interest rate, index, total return, currency and credit default swaps for the purpose of attempting to obtain a desired return at a lower cost to the fund than if the fund had invested directly in an instrument that yielded that desired return. Swap agreements are contracts between the fund and, typically, a brokerage firm or other institutional buyer for periods ranging from a few days to more than a year, in which the two parties agree to exchange the returns (or differentials in rates of return) earned or realized on a particular set dollar or other currency value of predetermined investments or instruments. Interest rate futures and swaps may be used to implement views on interest rates, quickly adjust portfolio duration or efficiently handle cash flows. Total return swaps can also be used to quickly add or reduce bond market exposure.


In response to market, economic, political or other conditions, the fund may temporarily use a different investment strategy for defensive purposes. If the fund does so, different factors could affect fund performance and the fund may not achieve its investment objective.

What are the main risks of investing in the fund?


Investing in any mutual fund involves risks, including the risk that you may lose part or all of the money you invest. Investing in foreign debt obligations involves additional risks not present when investing in U.S. securities. Foreign currency fluctuations or economic or financial instability could cause the value of the fund's investment and, therefore, the value of the fund's shares to fluctuate, and you could lose money. Since the fund is non-diversified, and, as a result may invest a greater portion of its assets in a particular issuer than a diversified fund, the fund's value may decrease because of a single investment or a small number of investments.


Interest rate risk is the risk that the value of the debt obligations held by the fund and therefore, the value of the fund's shares held under your contract will fluctuate with changes in interest rates. As a general matter, the value of the debt obligations held by the fund and, therefore, the value of the fund's shares will fluctuate with changes in interest rates. These fluctuations can be greater for debt obligations with longer maturities. Generally, when interest rates rise, debt obligations decline in value, and when interest rates fall, debt obligations increase in value.

Credit risk is the risk that the issuer of the debt obligation will be unable to make interest or principal payments on time. A debt obligations credit rating reflects the credit risk associated with that debt obligation. Higher-rated debt obligations involve lower credit risks than lower-rated debt obligations. Generally, credit risk is higher for corporate and foreign government debt obligations than for U.S. government securities, and higher still for debt rated below investment grade (junk bonds). The value of the debt obligations held by the fund and, therefore, the value of the fund's shares will fluctuate with the changes in the credit ratings of the debt obligations held. Generally, a decrease in an issuer's credit rating will cause that issuer's outstanding debt obligations to fall in value. The issuer may also have increased interest payments, as issuers with lower credit ratings generally have to pay higher interest rates to borrow money. As a result, the issuer's future earnings and profitability could also be negatively affected. This could further increase the credit risks associated with that debt obligation.

If debt obligations held by the fund are assigned a lower credit rating, the value of these debt obligations and therefore, the value of the fund's shares could fall, and you could lose money. Because the fund also invests in medium- and lower- grade U.S. fixed-income and international debt obligations, the fund involves more risk than that normally associated with a bond fund that only invest in high-quality corporate bonds. Additionally, because a small percentage of the debt obligations held by the fund are high yield bonds issued by U.S. and foreign issuers, investing in the fund also involves additional risks. These bonds are often considered speculative and involve significantly higher credit risk as well as being more likely to experience significant fluctuation in value due to changes in the issuer's credit rating. The value of these bonds may fluctuate more than the value of higher-rated debt obligations, and may decline significantly in periods of general economic difficulty or periods of rising interest rates. The secondary market for high yield bonds may not be as liquid as the secondary market for more highly rated bonds, which may affect the fund's ability to sell a particular bond at a satisfactory price or to meet its liquidity needs.


Further, the amount of current income generated by the fund depends on the types of debt obligations held and changes in current interest rates. During extended periods of falling interest rates, the fund will earn reduced income on new investments, and therefore the fund's income maybe lower. Conversely, during extended periods of rising interest rates, the fund will earn increased income on new investments, and the fund's income maybe higher. As discussed above, however, the value of the debt obligations held by the fund is also affected by changes in interest rates. Accordingly, while periods of rising interest rates could produce increased income, the value of the fund's shares could also fall during such periods.

Investing in the securities of issuers with significant operations outside the U.S., including foreign governments and their agencies, also involves the risk of loss from foreign government or political actions. These actions might range from changes in tax or trade statutes to governmental collapse and war. For example, a foreign government might impose a heavy tax on a company, withhold the company's payment of interest or dividends, expropriate the assets of a company, or nationalize it, limit the fund's ability to convert the local currency on the sale of an investment, or bar the fund's withdrawal of assets from the country.

Investing in foreign issuers also involves risks resulting from the reduced availability of public information concerning issuers and the fact that foreign issuers generally are not subject to uniform accounting, auditing, and financial reporting standards or to other regulatory practices and requirements comparable to those applicable to U.S. issuers. The value of investments in foreign securities may go

A-2


down because of unfavorable foreign government actions, or political instability. Also, a decline in the value of foreign currencies relative to the U.S. dollar will reduce the value of securities denominated in those currencies. Further, the volume of securities transactions affected on foreign markets in most cases remains appreciably below that of the U.S. markets. Accordingly, the fund's foreign investments may be less liquid and their prices may be more volatile than comparable investments in securities of U.S. issuers. Each of these risks is more severe for securities of issuers in emerging market countries.

As a general matter, risk of loss is typically higher for issuers in emerging markets which are located in less developed or developing countries. Emerging market countries may have unstable governments, economies based on only a few industries and securities markets that trade a small number of securities. Securities of issuers located in these countries tend to have volatile prices and may offer significant potential for loss as well as gain.

Currency management strategies, including cross-hedging, may substantially change the fund's exposure to currency exchange rates and could result in losses to the fund if currencies do not perform as the sub-adviser expects. In addition, currency management strategies, to the extent that they reduce the fund's exposure to currency risks, may also reduce the fund's ability to benefit from favorable changes in currency exchange rates. Currency forwards and cross currency forwards may result in net short currency exposures. There is no assurance that the sub-adviser's use of currency management strategies will benefit the fund or that they will be, or can be, used at appropriate times. Furthermore, there may not be perfect correlation between the amount of exposure to a particular currency and the amount of securities in the portfolio denominated in that currency.

The fund's use of derivative instruments involves risks different from, or possibly greater than the risks associated with investing directly in securities and other traditional investments. Futures, forward contracts, and swaps are considered derivative instruments since their value depends on the value or performance of an underlying asset or reference instrument. Their successful use may depend on the sub-adviser's ability to predict market movements. The prices of derivative instruments may move in unexpected ways, especially in unusual market conditions. Some derivatives are particularly sensitive to changes in interest rates. Some derivative instruments are "leveraged" and therefore may magnify or otherwise increase investment losses. Other risks arise from the potential inability to terminate or sell positions in derivative transactions. A liquid secondary market may not always exist for the fund's positions in derivative transactions at any time. In fact, many over-the-counter instruments (investments not traded on an exchange) will not be liquid. Over-the-counter instruments also involve the risk that the other party to the derivative transaction will not meet its obligations. These techniques could result in a loss if the counterparty to the transaction dos not perform as promised.

How has the fund performed?


The fund commenced operations on May 4, 2009. Once the fund has at least one calendar year of performance, a bar chart and performance table will be included in the prospectus. Please note that the past performance of the fund is not necessarily an indication of how the fund will perform in the future.


Fees and Expenses

The following table describes the fees and expenses that are incurred if you buy, hold, or sell Service Class shares of the fund. This table does not reflect any variable contract expenses. If reflected, the expenses shown would be higher.


Shareholder Fees (fees paid by the investor directly)
 Sales Charge (Load) Imposed on Purchases                                             N/A
 Deferred Sales Charge (Load)                                                         N/A
 Maximum Sales Charge (Load) Imposed on Reinvested Dividends                          N/A
 Redemption Fee                                                                       N/A
 Exchange Fee                                                                         N/A
 Account Maintenance Fee                                                              N/A
Annual Fund Operating Expenses (expenses that are deducted from fund assets)
 Management Fee                                                                      0.65%
 Distribution and/or Service (12b-1) fees                                            0.25%
 Other Expenses1                                                                     0.19%
 Total Annual Fund Operating Expenses                                                1.09%
 Less Fee Waiver and Expense Reimbursement2,3                                       (0.09%)
 Net Expenses                                                                        1.00%


1 Other expenses are based on estimated amounts for the current fiscal year.

                                                                             A-3



2 LIA has contractually agreed to reimburse the fund's Service Class to the extent that the Total Annual Fund Operating Expenses exceed 1.00% of average daily net assets. The agreement will continue at least through April 30, 2010 and renew automatically for one-year terms unless LIA provides written notice of termination to the fund.

3 LIA has contractually agreed to waive 0.05% of its advisory fee for the fund.
  The fee waiver will continue at least through April 30, 2010, and renew automatically for one-year terms unless LIA provides written notice of termination to the fund.

The following example helps you compare the cost of investing in the fund with the cost of investing in other mutual funds. The example illustrates the hypothetical expenses that you would incur over the time periods indicated if you invest $10,000 in the fund's shares. The example also assumes that the fund provides a return of 5% a year and that operating expenses remain the same. This example reflects the net operating expenses with expense waivers for the one-year contractual period and the total operating expenses without expense waivers for years two through ten. Your actual costs may be higher or lower than this example. This example does not reflect any variable contract expenses. If reflected, the expenses shown would be higher. The results apply whether or not you redeem your investment at the end of the given period.



 1 year   3 years   5 years1   10 years1
-------- --------- ---------- ----------
   $102     $338   N/A        N/A


1 Only one-year and three-year expenses are shown since the fund is new. The fund will have expenses beyond year three.

A-4


Prior Performance of Comparable Accounts


When a new fund is added to the Lincoln Variable Insurance Products Trust, such as the LVIP Global Income Fund, comparable account presentation is generally shown in the prospectus for two years. Performance of comparable accounts shows you how a substantially similar account (or composite of substantially similar accounts), managed by the applicable sub-adviser, has performed in the past over a longer period of time. It does not show you how the fund has performed or will perform.


All composite results are asset weighted and calculated monthly. Quarterly and annual composite performance figures are computed by linking monthly returns. Performance figures for each account are calculated monthly. Monthly market values include income accruals.

The overall performance of, and sales loads charged by, the mutual funds and their expenses reflected in each presentation, other than those funds sponsored by the respective fund sub-advisers (non-proprietary funds), have been provided by the sponsors or administrators for such funds and are not within the control of and have not been independently verified by the fund sub-adviser, Lincoln Life or LIA.


The following charts do not show you the performance of the LVIP Global Income Fund - it shows the historical performance of similar accounts managed by Mondrian (International Fixed Income Unhedged Composite) and Franklin (Franklin Templeton Global Bond Plus Composite).

The performance presentation shown below relates to accounts in the Mondrian and Franklin Composites that have investment objectives, policies, and strategies that are substantially similar to those of the LVIP Global Income Fund. The Mondrian and Franklin Composites include all accounts managed by Mondrian and Franklin that have substantially similar investment objectives, policies and strategies as those of the LVIP Global Income Fund. Performance information has been provided by the applicable sub-advisers and is not within the control of and has not been independently verified by Lincoln Life or LIA.

The performance of the Mondrian International Fixed Income Unhedged Composite and Franklin Templeton Global Bond Plus Composite is intended to show the historical track records of the sub-advisers and is not intended to imply how the LVIP Global Income Fund has performed or will perform. Total returns represent past performance of the respective composites and not the LVIP Global Income Fund. Variable insurance, separate account and contract charges are not reflected in the composites. If such charges were reflected, the performance shown would be lower.

Mondrian International Fixed Income Unhedged Composite




                                                               For periods ended 12/31/08
                                                              ----------------------------
                                                               1 year   5 years   10 years
                                                              -------- --------- ---------
  Mondrian International Fixed Income Unhedged Composite 1,2  11.39%   6.18%     6.85%
          Citigroup World Government Bond Index non-US 3      10.10%   5.97%     5.59%



1 Composite results reflect deduction of investment advisory fees and are calculated by deducting a quarterly indicative fee from the quarterly composite return. The indicative fee is defined as being the effective rate (or average weighted fee) at the composite minimum account size. The LVIP Global Income Fund's fees and expenses are generally expected to be higher than those reflected in this composites, which would reduce performance. Portfolio returns are calculated net of irrevocable withholding tax on dividend income. The composite also reflects transaction costs, but does not include custody fees, 12b-1 fees or other expenses normally paid by mutual funds that are unrelated to the investment management services provided by an adviser. If these expenses were included, returns would be lower. The returns were calculated using the Global Investment Performance Standards (GIPS (Reg. TM)) from 1993 through the present. Results may have been different if the SEC method of calculating total return had been used instead of the GIPS (Reg. TM) Standard.

2 Mondrian is a value-oriented defensive manager seeking to achieve high real returns for its clients. Mondrian invests in bond markets on a relative basis according to their comparative prospective real yields. Mondrian's composite includes U.S. dollar based discretionary fee paying portfolios, measured against the Citigroup (formally Salomon Smith Barney) Non-U.S. World Global Government Bond Index gross of US withholding taxes. The portfolios are invested in international bonds and are allowed no more than 5% in emerging markets debt.

3 Citigroup World Government Bond Index non-US is a market capitalization weighted index consisting of the government bond markets of the following countries: Australia, Austria, Belgium, Canada, Denmark, Finland, France, Germany, Greece, Ireland, Italy, Japan, Malaysia, the Netherlands, Norway, Poland, Portugal, Singapore, Spain, Sweden, Switzerland, and the United Kingdom. Country eligibility is determined based on market capitalization and investability criteria. All issues have a remaining maturity of at least one year.


Franklin Templeton Global Bond Plus Composite



                                                        For periods ended 12/31/08
                                                      ------------------------------
                                                        1 year    5 years   10 years
                                                      ---------- --------- ---------
  Franklin Templeton Global Bond Plus Composite 1,2       6.73%  8.28%     8.88%
     Citigroup World Government Bond Index non-US 3      10.10%  5.97%     5.59%



1 Composite results show performance after actual advisory fees and operating expenses charged to the accounts in the composite have been deducted. The LVIP Global Income Fund's fees and expenses are generally expected to be higher than those reflected in this composite, which would reduce performance. The composite


                                                                             A-5



 also reflects transaction costs, but does not include custody fees, 12b-1 fees or other expenses normally paid by mutual funds that are unrelated to the investment management services provided by an adviser. If these expenses were included, returns would be lower. The returns were calculated using the Global Investment Performance Standards (GIPS (Reg. TM)) from 2000 through present. Performance presented prior to that date is not in compliance as documentation supporting the inclusion of accounts in composites constructed prior to that date may not be readily available for some accounts. Results may have been different if the SEC method of calculating total return had been used instead of the GIPS (Reg. TM) Standard.


2 Franklin Templeton's composite consists of all portfolios managed on a fully discretionary basis with an investment objective that seeks to achieve above average total return by investing primarily in global government securities, with flexibility to have a significant exposure to Asia and to other emerging market countries. The portfolio may invest a portion in below investment grade bonds (rated BBB or below). The strategy regularly takes tactical exposure to various foreign currencies, including through the use of foreign currency forward contacts and, to a lesser degree, currency options. The strategy may use interest rate swaps, but does so only infrequently. The base currency of the composite is US Dollars.


3 Citigroup World Government Bond Index non-US measures is a market capitalization weighted index consisting of the government bond markets of the following countries: Australia, Austria, Belgium, Canada, Denmark, Finland, France, Germany, Greece, Ireland, Italy, Japan, Malaysia, the Netherlands, Norway, Poland, Portugal, Singapore, Spain, Sweden, Switzerland, and the United Kingdom. Country eligibility is determined based on market capitalization and investability criteria. All issues have a remaining maturity of at least one year.


A-6


Management of the Funds
The funds' business and affairs are managed under the direction of their board of trustees. The board of trustees has the power to amend the funds' bylaws, to declare and pay dividends, and to exercise all the powers of the funds except those granted to the shareholders.


Manager of Managers. The funds employ a "manager of managers" structure. In this regard, the funds have received an exemptive order from the SEC (Release No. IC-27512) to permit the funds' investment adviser, without further shareholder approval,to enter into and materially amend a sub-advisory agreement with a sub-adviser upon approval of the Trust's Board of Trustees. The SEC order is subject to certain conditions. For example,within 90 days of the hiring of any new sub-adviser, shareholders will be furnished with information that would be included in a proxy statement regarding the new sub-adviser. Moreover, the funds' adviser will not enter into a sub-advisory agreement with any affiliated sub-adviser without shareholder approval. The adviser has ultimate responsibility (subject to Board oversight) to oversee sub-advisers and to recommend their hiring, termination, and replacement.


Investment Adviser and Sub-Advisers: Lincoln Investment Advisors Corporation
(LIA), is the investment adviser to the funds. LIA is a registered investment adviser and wholly-owned subsidiary of Lincoln National Corporation (LNC). Its address is 1300 South Clinton Street, Fort Wayne, IN 46802. LIA (or its predecessors) has served as an investment adviser to mutual funds for over 20 years.

LNC is a publicly-held insurance holding company organized under Indiana law. Through its subsidiaries, LNC provides, on a national basis, insurance and financial services.

Certain of the funds use sub-advisers who are responsible for the day-to-day management of the fund's securities investments. Any sub-adviser to a fund, where applicable, is paid out of the fees paid to the adviser.

The following chart lists each fund's investment adviser, sub-adviser, and portfolio manager. The funds' SAI provides additional information about the portfolio managers' compensation, other accounts managed by the portfolio managers, and the portfolio managers' ownership of securities in the funds.


Fund                      Investment Adviser, Sub-Advisers and Portfolio Managers
========================= ===================================================================================================
LVIP Global Income Fund   Adviser: LIA (advisory fee is 0.60% of average daily net assets, which is net of fee waivers)

                          Sub-Adviser: Mondrian Investment Partners Limited, Fifth Floor, 10 Gresham Street, London
                          EC2V 7JD, United Kingdom. Mondrian has been registered as an investment adviser with the
                          SEC since 1990, and provides investment advisory services primarily to institutional accounts and mutual funds in global and international equity and fixed income markets.

                          Portfolio Manager(s):Christopher Moth and David Wakefield are responsible for the day-to-day management of the fund. Mr. Moth has been with Mondrian since 1992, where he is a Director and Chief Investment Officer for Global Fixed Income and Currency. Mr Moth also chairs the
                          Global Fixed Income and Currency Committee meetings. Mr. Wakefield has been with
                          Mondrian since 2001, where he is currently a Senior Portfolio Manager for the Global Fixed
                          Income and Currency Committee.

                          Sub-Adviser: Franklin Advisers, Inc., One Franklin Parkway, San Mateo, CA 94403-1906. Net
                          assets under the management of the Franklin organization was approximately $416 billion as of December 31, 2008.

                          Portfolio Manager(s): Michael Hastentab PH.D is Senior Vice President of Franklin Templeton
                          Fixed Income Group and is the lead portfolio manager of the fund. He is also has been the lead portfolio manager of the Templeton Global Bond Fund since 2001. He has primary responsibil-
                          ity for the investments of the fund. He has final authority over all aspects of the fund's invest-
                          ment portfolio, including risk assessment, and the management of daily cash balances in accordance with anticipated management requirements. The degree to which he may perform these functions, and the nature of these functions, may change from time to time. Dr.
                          Hasenstab first joined Franklin Templeton Investments in 1995, rejoining again in 2001 after a three-year leave to obtain his Ph.D.


                                                                           GPD-1


Some of the funds using sub-advisers have names, investment objectives and investment policies that are very similar to certain publicly available mutual funds that are managed by these same sub-advisers. These funds will not have the same performance as those publicly available mutual funds. Different performance will result from many factors, including, but not limited to, different cash flows into and out of the funds, different fees, and different asset levels.

A discussion regarding the basis for the Trust's board of trustees approving the investment advisory and sub-advisory contracts for the funds will be available in the semi-annual report to shareholders for the six month period ended [June 30, 2008.]

Net Asset Value
The fund determines its net asset value per share (NAV) as of close of regular trading (normally 4:00 p.m., New York time) on the New York Stock Exchange
(NYSE) on each day the NYSE is open for trading. The fund determines its NAV by:
  o  adding the values of all securities investments and other assets;
  o  subtracting liabilities (including dividends payable); and
  o  dividing by the number of shares outstanding.

The fund's securities may be traded in other markets on days when the NYSE is closed. Therefore, the fund's NAV may fluctuate on days when you do not have access to the fund to purchase or redeem shares.

The fund typically values its securities investments as follows:

  o equity securities, at their last sale prices on national securities exchanges or over-the-counter, or, in the absence of recorded sales, at the mean between the bid and asked prices on exchanges or over-the-counter; and
  o U.S. Government and Agency securities, at the mean between the bid and asked prices, and other debt securities, at the price established by an independent pricing service; and

  o fixed income securities with a maturity of less than sixty days are priced at amortized cost.


In certain circumstances, the fund may value its portfolio securities at fair value as estimated in good faith under procedures established by the fund's board of trustees. When the fund uses fair value pricing, it may take into account any factors it deems appropriate. The price of securities used by the fund to calculate its NAV may differ from quoted or published prices for the same securities. Fair value pricing may involve subjective judgments, and it is possible that the fair value determined for a security is materially different than the value that could be realized upon the sale of that security.


The fund anticipates using fair value pricing for securities primarily traded on U.S. exchanges only under very limited circumstances, such as the unexpected early closing of the exchange on which a security is traded or suspension of trading in the security. The fund may use fair value pricing more frequently for securities primarily traded in non-U.S. markets because, among other things, most foreign markets close well before the fund values its securities, normally at 4:00 p.m. Eastern time. The earlier close of these foreign markets gives rise to the possibility that significant events, including broad market moves, may have occurred in the interim. To account for this, the fund may frequently value many foreign equity securities using fair value prices based on third party vendor modeling tools to the extent available.

Share Classes

The fund offers two classes of shares: the Standard Class and the Service Class. The two classes of shares are identical, except that Service Class shares are subject to a distribution (Rule 12b-1) fee, which has been adopted pursuant to a distribution and service plan (the Plan). The Trust offers shares of beneficial interest to insurance companies for allocation to certain of their variable contracts. The Trust may pay the insurance companies or others, out of the assets of a Service Class, for activities primarily intended to sell Service Class shares or variable contracts offering Service Class shares. The Trust would pay each third party for these services pursuant to a written agreement with that third party.

The 12b-1 fee may be adjusted by the Trust's board of trustees from time to time. These fees are paid out of the assets of the respective class on an on-going basis, and over time will increase the cost of your investment and may cost you more than when you pay other types of sales charges.


Purchase and Redemption of Fund Shares
The fund sells its shares directly or indirectly to The Lincoln National Life Insurance Company (Lincoln Life), Lincoln Life & Annuity Company of New York
(LNY), and other insurance companies. The insurance companies hold the fund shares in separate accounts (variable accounts) that support various variable annuity contracts and variable life insurance contracts.

GPD-2


The fund sells and redeems its shares, without charge, at their NAV next determined after the fund or its agent receives a purchase or redemption request. The value of shares redeemed may be more or less than original cost.

The fund normally pays for shares redeemed within seven days after the fund receives the redemption request. However, a fund may suspend redemption or postpone payment for any period when (a) the NYSE closes for other than weekends and holidays; (b) the SEC restricts trading on the NYSE; (c) the SEC determines that an emergency exists, so that a fund's disposal of investment securities, or determination of net asset value is not reasonably practicable; or (d) the SEC permits, by order, for the protection of fund shareholders.

LIA and its affiliates, including Lincoln Financial Distributors, Inc. ("LFD") and/or the fund's sub-adviser, may pay additional compensation (at their own expense and not as an expense of the fund) to certain affiliated or unaffiliated brokers, dealers, or other financial intermediaries (collectively, "financial intermediaries") in connection with the sale or retention of fund shares or insurance products that contain the fund and/or shareholder servicing ("distribution assistance"). The level of payments made to a qualifying financial intermediary in any given year will vary. To the extent permitted by SEC and NASD rules and other applicable laws and regulations, LFD may pay or allow its affiliates to pay other promotional incentives or payments to financial intermediaries.

If a mutual fund sponsor, distributor or other party makes greater payments to your financial intermediary for distribution assistance than sponsors or distributors of other mutual funds make to your financial intermediary, your financial intermediary and its salespersons may have a financial incentive to favor sales of shares of the mutual fund complex making the higher payments over another mutual fund complex or over other investment options. You should consult with your financial intermediary and review carefully any disclosure provided by such intermediary as to compensation it receives in connection with investment products it recommends or sells to you. In certain instances, the payments could be significant and may cause a conflict of interest for your financial intermediary. Any such payments will not change the net asset value or the price of the fund's shares, as such payments are not made from fund assets.

For more information, please see the Statement of Additional Information.


Market Timing
Frequent, large, or short-term transfers among the funds, such as those associated with "market timing" transactions, may adversely affect the funds and their investment returns. Such transfers may dilute the value of fund shares, interfere with the efficient management of the fund's portfolio, and increase brokerage and administrative costs of the funds. As a result, the funds discourage such trading activity. The risks of frequent trading are more pronounced for funds investing a substantial percentage of assets in overseas markets. This is due to the time differential in pricing between U.S. and overseas markets, which market timers attempt to use to their advantage. As an effort to protect our fund investors and the funds from potentially harmful trading activity, we utilize certain market timing policies and procedures that have been approved by the fund's board of trustees (the "Market Timing Procedures").

The fund reserves the right to reject or restrict any purchase order (including exchanges) from any investor. The fund will exercise this right if, among other things, an investor's trading, in the judgment of the fund, has been or may be disruptive to any fund. In making this judgment a fund may consider trading done in multiple accounts under common ownership or control.

The fund has entered into an agreement with each insurance company that holds fund shares to help detect and prevent market timing in the fund's shares. The agreement generally requires such insurance company to (i) provide, upon request by the fund, certain identifying and account information regarding contract owners who invest in fund shares through the omnibus account; and (ii) execute instructions from the fund to restrict further purchases or exchanges of fund shares by a contract owner who the fund has identified as a market timer.

The fund may rely on frequent trading policies established by insurance companies that hold shares of the fund in separate accounts to support the insurance contracts. In the event the fund detected potential market timing, the fund will contact the applicable insurance company. In addition to any action taken by the applicable insurance company in response to such market timing activity, the fund may request that the insurance company take additional action, if appropriate, based on the particular circumstances.


Fund investors seeking to engage in frequent, large, or short-term transfer activity may deploy a variety of strategies to avoid detection. Our ability to detect and deter such transfer activity may be limited by operational systems and technological limitations. The identification of fund investors determined to be engaged in such transfer activity that may adversely affect other fund investors involves judgments that are inherently subjective.

As a result of these noted limitations, there is no guarantee that the fund will be able to identify possible market timing activity or that market timing will not occur in the fund. If we are unable to detect market timers, you may experience dilution in the value of your fund shares and increased brokerage and administrative costs in the fund. This may result in lower long-term returns for your investments.

                                                                           GPD-3


In our sole discretion, we may revise our Market Timing Procedures at any time without prior notice as necessary to better detect and deter frequent, large, or short-term transfer activity to comply with state or federal regulatory requirements, and/or to impose additional or alternate restrictions on market timers (such as dollar or percentage limits on transfers). We also reserve the right to implement and administer redemption fees imposed by the fund in the future.

Insurance company sponsors of your contract may impose transfer limitations and other limitations designed to curtail market timing. Please refer to the prospectus and SAI for your variable annuity or variable life contract for details.

Portfolio Holdings Disclosure
A description of the fund's policies and procedures with respect to the disclosure of the fund's portfolio securities is available in the Statement of Additional Information.

Distributions and Federal Income Tax Considerations
The fund's policy is to distribute substantially all of its net investment income and net realized capital gains each year to its shareholders. The fund may distribute net realized capital gains only once a year. Dividends and capital gain distributions will be automatically reinvested in additional fund shares of the same class of the fund at no charge.

Since all the shares of the fund are owned directly or indirectly by Lincoln Life and LNY, this prospectus does not discuss the federal income tax consequence at the shareholder level. For information concerning the federal income tax consequences to owners of variable annuity contracts or variable life insurance contracts (contract owners), see the prospectus for the variable account.


Impact to Funds from Profile Fund Investments
The funds may accept investments from the Lincoln Profile Funds, separate investment series of the Trust, each of which operates as a fund of funds. From time to time, the Lincoln Profile funds may change the allocations or rebalance their underlying holdings, which are mutual funds. If the Lincoln Profile Funds increase their holdings of the funds, this action may cause the funds to experience large purchases of their shares and large inflows into the funds. Similarly, the Lincoln Profile Funds may decrease their holdings in the funds, and this may cause the funds to experience large redemptions. While it is impossible to predict the overall impact of these transactions over time, there could be adverse effects on the funds' portfolio management. For example, the funds may be required to sell securities or invest cash at times when they would not otherwise do so. These transactions could also increase transaction costs or portfolio turnover.


GPD-4


Financial Highlights
The LVIP Global Income Fund was not available for investment as of the date of this Prospectus. As a result there are no financial highlights available for this fund.

General Information


You may examine the registration statements for this fund at the SEC in Washington, D.C. Statements made in the prospectus about any variable annuity contract, variable life insurance contract, or other document referred to in a contract, are not necessarily complete. In each instance, we refer you to the copy of that contract or other document filed as an exhibit to the related registration statement. We qualify each statement in all respects by that reference.


The use of the fund by both annuity and life insurance variable accounts is called mixed funding. Due to differences in redemption rates, tax treatment, or other considerations, the interests of contract owners under the variable life accounts may conflict with those of contract owners under the variable annuity accounts. Violation of the federal tax laws by one variable account investing in the fund could cause the contracts funded through another variable account to lose their tax-deferred status, unless remedial action was taken. The fund's board of trustees will monitor for any material conflicts and determine what action, if any, the fund or a variable account should take.

A conflict could arise that requires a variable account to redeem a substantial amount of assets from the fund. The redemption could disrupt orderly portfolio management to the detriment of those contract owners still investing in the fund. Also, the fund could determine that it has become so large that its size materially impairs investment performance. The fund would then examine its options.


You can find additional information in the fund's statement of additional information (SAI), which is on file with the SEC. The fund incorporates its SAI, dated May 1, 2009, into its prospectus. The fund will provide a free copy of its SAI upon request.


You can find further information about the fund's investments in the fund's annual and semi-annual reports to shareholders, when available. The annual report discusses the market conditions and investment strategies that significantly affected the fund's performance during its last fiscal year. The fund will provide a free copy of its annual and semi-annual report upon request, when available.

The Trust will issue unaudited semi-annual reports showing current investments and other information; and annual financial statements audited by the Trust's independent auditors. For an SAI, annual or semi-annual report, either write The Lincoln National Life Insurance Company, P.O. Box 2340, Fort Wayne, Indiana 46801, or call 1-800-4LINCOLN (454-6265). Also call this number to request other information about the fund, or to make inquiries. The Trust does not maintain an internet website.


You can review and copy information about the fund (including the SAI) at the SEC's public reference room in Washington, D.C. You can get information on the operation of the public reference room by calling the SEC at 1-202-551-8090. You can also get reports and other information about the fund on the EDGAR Database on the SEC's Internet site at http://www.sec.gov. You can get copies of this information, after paying a duplicating fee, by writing the SEC Public Reference Section, Washington, D.C. 20549-0102, or by electronic request at the following e-mail address: publicinfo@sec.gov.


                             SEC File No: 811-08090

                                                                           GPD-5


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